UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          GENERAL MARITIME CORPORATION
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    Y2692M103
                                    ---------
                                 (CUSIP Number)

                                December 31, 2004
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ] Rule 13d-1(b)
           [ ] Rule 13d-1(c)
           [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                          Continued on following pages
                                Page 1 of 5 Pages

                                  SCHEDULE 13G
CUSIP No.: Y2692M103                                           Page 2 of 5 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  LOUIS M. BACON

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                 a. [ ]
                                 b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                      5       Sole Voting Power
 Number of                             1,361,801
  Shares
Beneficially          6       Shared Voting Power
  Owned By                              0
   Each
Reporting             7       Sole Dispositive Power
  Person                               1,361,801
  With
                      8       Shared Dispositive Power
                                       0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                         1,361,801

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                         [  ]

11       Percent of Class Represented By Amount in Row (9)

                         3.61%

12       Type of Reporting Person (See Instructions)

                         IA

                                                               Page 3 of 5 Pages


Item 1(a)      Name of Issuer:

               General Maritime Corporation (the "Issuer")

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               35 West 56th Street, New York, NY 10019

Item 2(a)      Name of Person Filing:

               This statement is being filed by Louis M. Bacon ("Mr. Bacon"), a United States citizen, in his capacity as chairman, chief executive officer and director of Moore Capital Management, LLC, a trading advisor which serves as discretionary investment manager to an international business company organized under the laws of the Bahamas (the "Fund").

               This statement relates to Shares (as defined herein) held for the account of the Fund. Amendment No. 1 to this statement on Schedule 13G erroneously indicated that all Shares included therein were to be contributed to Moore Macro Fund, L.P. in an internal reorganization to be effective as of January 1, 2004. This contribution did not occur.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The principal business office of Mr. Bacon is located at 1251 Avenue of the Americas, New York, New York 10020.

Item 2(c)      Citizenship:

               Mr. Bacon is a citizen of the United States.

Item 2(d)      Title of Class of Securities:

               Common Stock, Par Value $.01 Per Share (the "Shares").

Item 2(e)      CUSIP Number:

               Y2692M103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               Mr. Bacon may be deemed to be the beneficial owner of the 1,361,801 Shares held for the account of the Fund.

                                                               Page 4 of 5 Pages

Item 4(b)      Percent of Class:

               The number of Shares of which Mr. Bacon may be deemed to be the beneficial owner constitutes approximately 3.61% of the total number of Shares outstanding (based upon information in the Issuer's most recent quarterly report on Form 10-Q, the number of Shares outstanding was 37,692,745 as of November 4,
2004).

Item 4(c)      Number of shares as to which such person has:

         Mr. Bacon
         ---------
         (i)    Sole power to vote or direct the vote                  1,361,801

         (ii)   Shared power to vote or to direct the vote                     0

         (iii)  Sole power to dispose or to direct the
                disposition of                                         1,361,801

         (iv)   Shared power to dispose or to direct the
                disposition of                                                 0

Item 5.        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof Mr. Bacon, as well as each other reporting person listed on Amendment No. 1 to this Schedule 13G, is not the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               The shareholders of the Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Fund in accordance with their respective ownership interests in the Fund.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below, Mr. Bacon certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 5 of 5 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     February 9, 2005                   LOUIS M. BACON


                                             By:     /s/ Stephen R. Nelson
                                                     ---------------------------
                                             Name:   Stephen R. Nelson
                                             Title:  Attorney-in-Fact